SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-6B-2

                          Certificate of Notification
                                       of
                          Holyoke Water Power Company
           with respect to Financing of Pollution Control Facilities

Certificate is filed by: Holyoke Water Power Company (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     Reference is made to the Company's Form U-6B-2 filed on December 22, 1998 (the "Original Form") describing certain transactions entered into prior to such date. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Form.

1. Type of the security or securities:See Original Form for general description. Pursuant to the terms of the Loan Agreement and the Indenture of Trust dated as of November 1, 1988 (the "Indenture"), between the Issuer and Baybank Middlesex, as trustee (the "1988 Trustee"), the 1988 Letter of Credit was terminated and replaced by a new letter of credit (the "1999 Letter of Credit") on November 3, 1999. The 1999 Letter of Credit was issued by The Toronto-Dominion Bank (the "1999 Bank") for the account of the Company in support of the Bonds pursuant to a new Reimbursement and Security Agreement dated as of November 3, 1999 (the "1999 Reimbursement Agreement"), between the Company and the 1999 Bank and is substantially similar in all material respects to the 1988 Letter of Credit. The expiration date of the 1999 Letter of Credit is October 31, 2000.

2 through 4.   See Original Form.

5.    Date of issue, renewal, or guaranty of each security:     1999
Reimbursement Agreement dated as of November 3, 1999.

6 through 15.  See Original Form.

                                         HOLYOKE WATER POWER COMPANY

                                         By /s/Richard J. Wasserman
                                         Richard J. Wasserman
                                         For Day, Berry & Howard LLP
                                         CityPlace I
                                         Hartford, CT 06103-3499
                                         Its Attorneys
November 12, 1999